UNITED STATES
SECURITIES	AND EXCHANGE COMMISSION
Washington. D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2004
Novogen Limited
(Translation of registrant's name into English)
140 Wicks Road, North Ryde, NSW, 2113, Australia
(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual
reports under cover of Form 20-F or Form 40-F.
Form 20-F v Form 40-F
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934. Yes   No
[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
	82- ________________	.1
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
Date 4 June,2004  By /s/Ronald Lea Erratt Company Secretary

ASX RELEASE
4 June 2004

Rule 3.19A.2
Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available.
Information and documents given to ASX become ASX's property and may be made public.
Introduced 30/9/2001.

Name of entity:       NOVOGEN LIMITED
ABN:      37 063 259 754

We (the entity) give ASX the following
information under listing rule 3.19A.2
and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAHAM EDMUND KELLY
Date of last notice	14 November, 2003

Part 1 - Change of directors relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest
Direct and indirect

Nature of indirect interest
(including registered holder)
Note: Provide details of the circumstances giving rise to the relevant interest.
As a director of: Bende Holdings Pty Ltd;
Coolawin Road Pty Ltd; and Phytose Corporation Pty Ltd

Date of change	Completed
3 June, 2004

No. of securities held prior to change
1,104,600 personally; 6,505,538 in Bende Holdings Pty Ltd;
513,654  in Coolawin Road Pty Ltd; and
7,000 in Phytose Corporation Pty Ltd

Class
Ordinary

Number acquired
nil

Number disposed
20,000 as a Director of Bende Holdings Pty Ltd;
100 personally

Value/Consideration
Note: If consideration is non-cash, provide details and estimated valuation
Sold at an average price per share of $5.0578

No. of securities held after change
1,104,500 personally; 6,485,538 in Bende Holdings
Pty Ltd; 513,654 in Coolawin Road Pty Ltd;
and 7,000 in Phytose Corporation Pty Ltd

Nature of change
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back
On market trade

Part 2  Change of director's interests in contracts

Detail of contract

Nature of interest

Name of registered holder
(if issued securities)

Date of change
No. and class of securities to which interest related prior to change
Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired
Interest disposed
Value/Consideration
Note: If consideration is non-cash,
provide details and an estimated valuation

Interest after change

4 June, 2004

CONTACT: US-Australia: Mr Christopher Naughton,
CEO, Marshall Edwards, Inc., + 61.2.9878 0088